Delisting Determination,The Nasdaq Stock Market, LLC, December 7, 2012, Nobility Homes, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Nobility Homes, Inc.
(the Company), effective at the opening of the trading session on December 17, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The
Company was notified of the Staffs determination on March 23, 2012. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated May 14, 2012, granting the Company continued listing pursuant to an exception through September 14, 2012, by which date the Company was required to regain compliance with Listing Rule 5250(c)(1). However the Company did not regain compliance by that date. On September 17, 2012, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on September 19, 2012.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on November 1, 2012.